JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


August 17, 2007

Securities and Exchange Commission                           VIA EDGAR
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-08894

Dear Sir/Madam:

On behalf of JNL Series Trust (the Fund) enclosed herewith for electronic filing pursuant to Rule 14(c) under the Securities Exchange Act of 1934, as amended, is the Definitive Information Statement to be sent to the shareholders of the Fund and its variable contract owners in connection with certain events and transactions related to the following transaction:

Certain events and transactions that have been deemed to be an assignment of the current Investment Sub-Advisory Agreement between Jackson National Asset Management, LLC ("JNAM" or "Adviser") and Putnam Investment Management, LLC ("Putnam"). To the extent that the sale has been deemed to be an "assignment" (as defined under the Advisers Act and the 1940 Act) of the investment sub-advisory agreement between the Adviser and Putnam ("Investment Sub-Advisory Agreement"), the Investment Sub-Advisory Agreement would terminate in accordance with the terms of the 1940 Act.

Please note that the Order referenced in the Introduction section was effective April 8, 2003 (Investment Company Act Release No. 25997) and the Notice of
Application was filed on March 12, 2003 (Investment Company Act Release No. 25956).

Please do not hesitate to contact me at (517) 367-4336 to discuss the Definitive Information Statement.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee

Enclosure